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02019214

U.S. SECURI[…]ISSION
W[…]

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-24533

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Antranet Incorporated

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 4 2002
WASH. D.C.
354

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Pershing Plaza
(No. and Street)

Jersey City	New Jersey	07399
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Fontana (201) 395-1488
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PROCESSED
APR 2 3 2002
P THOMSON FINANCIAL

KPMG LLP

757 Third Avenue	New York		10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

3/21

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, Victor Fontana, being duly authorized and sworn, affirm that I am an officer of Autranet Incorporated and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules of the Corporation for the year ended December 31, 2001 are true and correct. I further represent that neither the Corporation nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Victor Fontana
President

Subscribed and sworn to before me
this 31st day of January, 2002.

Laura Mondesir
Notary Public

LAURA MONDESIR
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires April 11, 2002

AUTRANET, INCORPORATED

(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)

Statement of Financial Condition

December 31, 2001
(in thousands)

ASSETS

Cash and cash equivalents	$ 28,438
Receivable from affiliated clearing broker	1,099
Receivables from brokers, dealers and other	1,142
Deposit with affiliated clearing broker	2,000
Prepaid purchased research and other prepaid expenses	5,404
Due from Parent	17,651
Exchange memberships owned, at cost (market value $6,700)	1,441
Other assets	48
Total Assets	$ 57,223

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Financial instruments, sold not yet purchased, at market value	$ 116
Payable to affiliated clearing broker	30
Accounts payable and accrued expenses	14,145
Payable to affiliate	5,631
Total liabilities	19,922
Stockholder's Equity:	
Common stock ($0.10 par value, 1,000 shares authorized, issued and outstanding)	-
Paid in capital	5,440
Retained earnings	31,861
Total stockholder's equity	37,301
Total Liabilities and Stockholder's Equity	$ 57,223

See accompanying notes to financial statements.